SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”). PharMerica’s principal executive offices are located at 1901 Campus Place, Louisville, Kentucky 40299. PharMerica’s telephone number at this address is (502)  627-7000.

Securities

The title of the class of equity securities to which this Statement relates is PharMerica’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Rights,” and together with the PharMerica common stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of August 25, 2011, between PharMerica and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”). As of September 19, 2011, there were 29,389,248 Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of PharMerica, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the Securities and Exchange Commission (the “SEC”) on September 7, 2011, and subsequently amended on September 9, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Omnicare has stated that the purpose of the Offer is to acquire control of, and ultimately acquire the entire equity interest in, PharMerica. Omnicare has indicated that it intends, as soon as practicable after the completion of the Offer, to seek to consummate a merger of PharMerica and Omnicare Sub (or one of Omnicare’s other subsidiaries) (the “Proposed Merger”).

The Offer is subject to numerous conditions, which include the following, among others:

•

The “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with the shares then owned by Omnicare and its subsidiaries (including Omnicare Sub), represents at least a majority of the total number of Shares then outstanding calculated on a fully-diluted basis after consummation of the Offer;

•

The “Rights Condition” — the Board of Directors of PharMerica (the “PharMerica Board” or the “Board”) redeeming the Rights or Omnicare Sub being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Omnicare Sub);

•

The “Section 203 Condition” — the PharMerica Board having approved the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Omnicare Sub) under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) or Omnicare Sub being satisfied, in its sole discretion, that Section 203 is inapplicable to the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Omnicare Sub);

•

The “Impairment Condition” — PharMerica not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare’s or Omnicare Sub’s ability to acquire PharMerica or otherwise diminishing the expected value to Omnicare of the acquisition of PharMerica; and

•	The “HSR Condition” — the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”).

In addition, Omnicare is not required to consummate the Offer and may delay payment for Shares, or terminate the Offer, if at any time before the time of payment for Shares any of the following conditions exist, which conditions may be asserted by Omnicare or Omnicare Sub in their sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

(a) there shall be threatened or instituted or pending, any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Omnicare Sub, Omnicare or any other affiliate of Omnicare or the consummation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of the Proposed Merger or any other business combination with PharMerica, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of all or any portion of the business or assets of PharMerica and its subsidiaries or of Omnicare or its affiliates, or to compel Omnicare Sub, Omnicare or any other affiliate of Omnicare to dispose of or hold separate all or any portion of the business or assets of Omnicare or its affiliates or PharMerica or any of its subsidiaries or seeking to impose any limitation on the ability of Omnicare Sub, Omnicare or any other affiliate of Omnicare to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Omnicare Sub, Omnicare or any other affiliate of Omnicare effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to PharMerica stockholders, (4) seeking to require divestiture by Omnicare Sub, Omnicare or any other affiliate of Omnicare of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Omnicare Sub, Omnicare or any other affiliate of Omnicare as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with PharMerica, (6) adversely affecting the ability to use funds for the Offer, the Proposed Merger or any other business combination with PharMerica, (7) which otherwise, in the reasonable judgment of Omnicare Sub, might materially adversely affect Omnicare Sub, Omnicare or any other affiliate of Omnicare or the value of the Shares or (8) in the reasonable judgment of Omnicare Sub, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries (the “No Lawsuits Condition”);

(b) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (1) to Omnicare Sub, Omnicare or any other affiliate of Omnicare or (2) to the Offer or the Proposed Merger or other business combination by Omnicare Sub, Omnicare or any other affiliate of Omnicare with PharMerica, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the reasonable judgment of Omnicare Sub, might directly or indirectly result in any of the consequences referred to in the No Lawsuits Condition in the immediately preceding paragraph (the “No Diminution of Benefits Condition”);

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries which, in the reasonable judgment of Omnicare Sub, is or may be materially adverse, or Omnicare Sub shall have become aware of any change of this type or other fact, regardless of the date of occurrence, which, in the reasonable judgment of Omnicare Sub, has or may have material adverse significance, with respect to either the value of PharMerica or any of its subsidiaries or the value of the Shares to Omnicare Sub, Omnicare or any other affiliate of Omnicare;

(d) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Omnicare Sub, might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which PharMerica or its subsidiaries do business that could, in the reasonable judgment of Omnicare Sub, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries or the trading in, or value of, the Shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on September 6, 2011 or any material adverse change in the market price in the Shares or (8) in the case of any of the foregoing existing on September 6, 2011, a material acceleration or worsening thereof (together with the condition in the immediately preceding paragraph, the “No Material Adverse Effect Condition”);

(e) Omnicare Sub becomes aware (1) that any material contractual right of PharMerica or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of PharMerica or any of its subsidiaries (other than any indebtedness incurred pursuant to the Credit Agreement, dated July 31, 2007, between PharMerica, the Lenders named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent, as publicly disclosed to be in effect prior to September 7, 2011) has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of a merger or other similar business combination involving PharMerica or (2) of any covenant, term or condition in any instrument or agreement of PharMerica or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of PharMerica or any of its subsidiaries or affiliates or the value of the Shares to Omnicare Sub, Omnicare or any other affiliate of Omnicare (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Omnicare or Omnicare Sub or Omnicare’s or Omnicare Sub’s consummation of a merger or other similar business combination involving PharMerica) (the “No Adverse Effect on Contracts Condition”);

(f) PharMerica or any of its subsidiaries shall have (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization,

(2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on September 6, 2011) of director or employee stock options outstanding on September 7, 2011, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (4) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of PharMerica (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to September 7, 2011), (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license or otherwise materially amended any of the foregoing (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), (6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Omnicare Sub, burdensome covenants or security provisions, (7) authorized, recommended, proposed or entered into an agreement, agreement in principle, arrangement or understanding with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of PharMerica or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, agreement in principle, arrangement or understanding with any person or group that, in Omnicare Sub’s reasonable judgment, could adversely affect either the value of PharMerica or any of its subsidiaries or the value of the Shares to Omnicare Sub, Omnicare or any other affiliates of Omnicare, (9) acquired, or authorized, recommended or proposed to acquire, any business or assets material to PharMerica or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (10) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger, or Omnicare Sub shall have become aware of any such action which was not previously disclosed in publicly available filings on file with the SEC, (11) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of PharMerica or any of its subsidiaries, or Omnicare Sub shall have become aware of any such action which was not previously disclosed in publicly available filings, (12) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business consistent with past practice or (13) amended or authorized or proposed any amendment to their respective certificates of incorporation or by-laws or similar organizational documents, or Omnicare Sub shall become aware that PharMerica or any of its subsidiaries shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger) (the “No Material Change Condition”);

(g) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including, without limitation, PharMerica or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Omnicare Sub shall otherwise learn that (1) any person, entity (including, without limitation, PharMerica or any of its subsidiaries or affiliates) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of PharMerica (including, without limitation, the

Shares) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of PharMerica (including, without limitation, the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on September 6, 2011, (2) any such person, entity or group, which before had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of PharMerica (including, without limitation, the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of PharMerica (including, without limitation, the Shares), (3) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving PharMerica or any of its subsidiaries, or (4) any person shall file a Notification and Report Form under the HSR Act, or make a public announcement reflecting an intent to acquire PharMerica or any assets or securities of PharMerica or any of its subsidiaries (other than purchases by customers of inventory in the ordinary course of business) (the “Stockholder Ownership Condition”);

(h) Omnicare, Omnicare Sub or any other affiliate of Omnicare shall have reached an agreement or understanding with PharMerica providing for termination of the Offer, or Omnicare, Omnicare Sub or any other affiliate of Omnicare shall have entered into a definitive agreement or announced an agreement in principle with PharMerica providing for a merger or other business combination with PharMerica or any of its subsidiaries or the purchase of stock or assets of PharMerica or any of its subsidiaries which does not contemplate the Offer;

(i) any waiting periods under the HSR Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or any approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer and the Proposed Merger shall not have been obtained on terms satisfactory to Omnicare Sub; or

(j) PharMerica or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving PharMerica or any of its subsidiaries or the purchase of securities or assets of PharMerica or any of its subsidiaries any type of option, warrant or right which, in the reasonable judgment of Omnicare Sub, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of PharMerica or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which conditions, in the reasonable judgment of Omnicare or Omnicare Sub, regardless of the circumstances (including, without limitation, any action or inaction by Omnicare Sub or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal executive offices of Omnicare are located at 1600 RiverCenter II, 100 East RiverCenter Boulevard, Covington, Kentucky, 41011, and that the telephone number of its principal executive offices is (859) 392-3300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the PharMerica Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2011 (the “2011 Proxy Statement”), relating to the PharMerica 2011 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between PharMerica or any of its affiliates, on the one hand, and (i) PharMerica or any of its executive officers, directors, or affiliates, or (ii) Omnicare, Omnicare Sub, or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Certain Relationships and Related Person Transactions,” and “Security Ownership of Certain Beneficial Owners and Management.”

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Omnicare

According to the Schedule TO, as of September 7, 2011, Omnicare was the beneficial owner of 1,000 Shares, representing less than one percent of the outstanding Shares.

Consideration Payable Pursuant to the Offer and the Proposed Merger

If the directors and executive officers of PharMerica were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other PharMerica stockholders. As of September 19, 2011, the directors and executive officers of PharMerica owned an aggregate of 560,732 Shares, (excluding for this purpose Shares underlying options and unvested restricted stock, restricted stock units and performance share units, which are set forth in the tables below). If the directors and executive officers of PharMerica were to tender all of such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase by Omnicare, the directors and executive officers of PharMerica would receive an aggregate of approximately $8,410,980 in cash. To the knowledge of PharMerica, none of the directors and executive officers of PharMerica currently intend to tender any Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

As of September 19, 2011, the directors and executive officers of PharMerica held options to purchase an aggregate of 2,195,313 Shares, with exercise prices ranging from $10.84 to $22.97 and an aggregate weighted average exercise price of $15.28 per share, 1,211,693 of which were vested and exercisable as of that date. Any options to acquire Shares, shares of restricted stock, restricted stock units and performance share units held by the directors and executive officers of PharMerica were issued pursuant to the PharMerica Inc. 2007 Omnibus Plan, filed (including amendments) as Exhibit (e)(8) to this Statement, and incorporated herein by reference (the “Plan”). Under the Plan, consummation of the Offer would constitute a change in control of PharMerica, and upon the termination of employment following a change in control of PharMerica (with the exception of equity awards held by Mr. Weishar, the Chief Executive Officer, which vest immediately prior to the change in control rather than the termination date, if they are not assumed, converted or continued by the successor company and Mr. McKay, the Senior Vice President of Purchasing and Trade Relations, which vest automatically upon a change in control), all unvested options, restricted stock, restricted stock units and performance share units held by the executive officers of PharMerica will vest. Under the Plan and award agreements following a change in control, unvested options, restricted stock and restricted stock units held by the directors of PharMerica will vest.

The following table summarizes, with respect to (1) each PharMerica director, (2) each PharMerica named executive officer (the “Named Executive Officers”), and (3) all executive officers (other than the Named Executive Officers) (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between $15.00 and the per share exercise prices (the “Spread Value”) of the options to purchase Shares held by such directors and executive officers as of September 19, 2011:

Name	Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Frank E. Collins, Esq.	—	$—	15,424	$0
W. Robert Dahl, Jr	—	$—	9,568	$0
Marjorie W. Dorr	4,611	$0	9,220	$0
Thomas P. Gerrity, Ph.D	—	$—	15,424	$0
Thomas P. Mac Mahon	—	$—	15,424	$0
Geoffrey G. Meyers	19,512	$0	9,756	$0
Robert A. Oakley, Ph.D.	—	$—	13,600	$0
Gregory S. Weishar	404,385	$769,619	486,969	$9,167
Michael J. Culotta	171,720	$304,859	294,900	$4,599
William A. Monast	119,318	$229,387	40,287	$0
Robert A. McKay	77,905	$138,238	103,557	$2,085
Thomas A. Caneris	89,272	$161,788	112,317	$2,243
Other Executive Officers (3 individuals)	96,897	$222,499	85,247	$8,046

The following table summarizes, with respect to (1) each PharMerica director, (2) each PharMerica Named Executive Officer, and (3) the Other Executive Officers as a group, the aggregate cash consideration that would be payable, based on the Offer price of $15.00, in respect of the restricted stock, restricted stock units and performance share units held by such directors and executive officers that were unvested as of September 19, 2011.

Name	Unvested Restricted Stock (#)	Unvested Restricted Stock Units (#)	Unvested Performance Share Units (#) (1)	Aggregate Cash Consideration ($)
Frank E. Collins, Esq.	1,449	7,273	—	$130,830
W. Robert Dahl, Jr.	7,831	12,166	—	$299,955
Marjorie W. Dorr	2,148	12,166	—	$214,710
Thomas P. Gerrity, Ph.D	1,449	7,273	—	$130,830
Thomas P. Mac Mahon	1,449	7,273	—	$130,830
Geoffrey G. Meyers	2,066	7,273	—	$140,085
Robert A. Oakley, Ph.D.	1,449	7,273	—	$130,830
Gregory S. Weishar	—	83,857	149,885	$3,506,130
Michael J. Culotta	—	35,704	64,693	$1,505,955
William A. Monast.	—	18,262	47,227	$982,335
Robert A. McKay	—	23,285	29,334	$789,285
Thomas A. Caneris	—	26,755	33,421	$902,640
Other Executive Officers (3 individuals)	—	26,568	34,806	$920,610

(1)	For illustrative purposes, the performance share units are reported at target.

Potential Payments Upon Change in Control

For information regarding potential payments upon a change in control, see “Item 8. Additional Information — Information Regarding Golden Parachute Compensation” below.

Directors’ Compensation

Under the PharMerica director compensation program, only directors who are not employees of PharMerica receive compensation for their services as directors, as follows:

Annual Retainer — Each director receives an annual retainer of $35,000. Directors may, in their discretion, elect to receive the annual retainer, in whole or in part, in cash or shares of the Company’s common stock.

Chairman Retainer — The Chairman of the Board currently receives an additional retainer of $30,000 per year.

Committee Chair Retainer — The Chairman of the Nominating and Governance Committee and the Chairman of the Compensation Committee each currently receive an additional annual retainer of $10,000. The Chairman of the Audit Committee currently receives an additional annual retainer of $15,000.

Board Meeting Fee — Directors receive $2,000 for each meeting of the Board attended.

Committee Meeting Fee — Committee members receive $1,500 for each committee meeting attended.

Initial Stock Option Grant — Upon joining the Board, each director receives a one-time award of stock options valued at $120,000. The stock options vest in three equal annual installments and expire on the seventh anniversary of the grant date.

Annual Restricted Stock Grant — Each director receives an annual award of restricted stock units valued at $80,000. Prior to January 1, 2010, the directors received restricted stock which vests in three equal annual installments. The restricted stock units issued after January 1, 2010 vest on the earlier of the first anniversary of the grant date or the next annual stockholder meeting.

Deferred Compensation — Under the PharMerica Corporation Deferred Fee Plan for Directors, directors may elect to defer up to 100% of their cash fees and their stock fees in any one year. If a director elects to defer his/her restricted stock grant, the stock will be deferred as it vests. The minimum deferral period for an “in-service” distribution of any deferred amount is five years from the end of the year to which each such deferred fee agreement relates. Cash and stock deferred pursuant to the plan may, at the director’s election in his/her deferred fee agreement, be distributed in a lump-sum or in up to ten annual installments. Notwithstanding the foregoing, in each deferred fee agreement, a director may elect to commence distributions of all deferred cash and stock earlier, in the event of a separation from service, the death or disability of the director, or upon a change in control of the Company.

Deferred amounts are recorded in the form of bookkeeping entries only. Deferred cash bookkeeping accounts will be adjusted for gains or losses based on investment elections made by the director. A director may choose to “invest” their deferred cash amounts in the same general investments offered under the PharMerica Corporation 401(k) Retirement Savings Plan. Directors may change their investment elections at any time. Deferred stock fees will be paid out of the plan in the form of shares of stock, which shall remain issued and outstanding until distributed to the director pursuant to his deferred fee agreement. Deferred amounts are unfunded and the directors would be unsecured creditors of the Company if the Company became insolvent or otherwise unable to pay the balances due under the plan.

PharMerica also reimburses its non-employee directors for their out-of-pocket expenses incurred in connection with attendance at Board, committee, and stockholder meetings and other company business.

Indemnification of Directors and Officers

Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by the person if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation.

Consistent with Section 145 of the DGCL, the Company’s Amended and Restated By-Laws (“By-Laws”) provide that the Company will indemnify its directors and officers or any of its directors or officers serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee, to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with each of its executive officers and directors that are intended to assure the executive officers and directors that they will be indemnified to the fullest extent permitted by Delaware law.

In accordance with Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation, as amended (“Certificate of Incorporation”), provides that directors shall not be personally liable to the Company or its stockholders for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the Company or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) transactions from which a director derives an improper personal benefit.

The Company’s By-Laws provide that it may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the Company’s request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such persons against liability. The Company carries standard directors’ and officers’ liability coverage for its directors and officers and the directors and officers of its subsidiaries. Subject to certain limitations and exclusions, the policies will reimburse the Company for liabilities indemnified under the Company’s By-Laws and indemnify the directors and officers against additional liabilities not indemnified under the Company’s By-Laws.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with PharMerica’s independent financial and outside legal advisors, the PharMerica Board, by unanimous vote at a meeting on September 18, 2011, determined that the Offer undervalues PharMerica and that the Offer is not in the best interests of PharMerica’s stockholders. Accordingly, for the reasons described in more detail below, the PharMerica Board unanimously recommends that PharMerica’s stockholders reject the Offer and NOT tender any of their Shares to Omnicare pursuant to the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered any of your Shares, you are encouraged to withdraw them. For assistance in withdrawing your Shares, you can contact your broker or PharMerica’s information agent, Georgeson Inc. (“Georgeson”), at the address, phone number and email address below:

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (866) 647-8872

Email: pharmerica@georgeson.com

A copy of the press release relating to the recommendation of the PharMerica Board that PharMerica’s stockholders reject the Offer and not tender any of their Shares to Omnicare pursuant to the Offer is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

Set forth below is a summary of the events and major contacts between the Company and Omnicare leading up to the Offer:

On August 11, 2010, as part of an introductory meeting with James D. (“Denny”) Shelton, then-CEO of Omnicare, Gregory Weishar, CEO of the Company, and Mr. Shelton discussed a range of topics. During that meeting, they agreed it would be appropriate for the two companies to at least know if a combination would be feasible given the antitrust issues that would certainly arise in connection with such a transaction. Following this discussion, PharMerica independently assessed the antitrust issues in connection with a possible business combination with Omnicare and concluded that they would likely be difficult to overcome. Neither company pursued a business combination transaction with the other at this time.

On April 19, 2011, Mr. Weishar and John Figueroa, CEO of Omnicare, had an introductory meeting before an industry event. At that meeting, among other things, Mr. Figueroa raised to Mr. Weishar the subject of a potential combination between the two companies, referencing Mr. Weishar’s prior meeting with Mr. Shelton. Mr. Weishar questioned Mr. Figueroa as to whether Omnicare had analyzed the regulatory issues that would arise in such a transaction. Mr. Figueroa indicated that Omnicare had not yet performed such analysis. Mr. Weishar stated that PharMerica’s analysis indicated that it would be difficult to overcome the antitrust issues, but agreed that if Omnicare had a different view, PharMerica would be interested in understanding their position.

Since May 2011, the Company’s Board, together with the Company’s management and financial and legal advisors, have been working to explore whether there are strategic alternatives that may enhance stockholder value. During this exploratory process the Company was solicited by and initiated contact with third parties who expressed an interest in considering a possible transaction. The Company has granted access to certain confidential information to third parties. Discussions have been pursued or have been held, and are continuing, with various of these third parties in order for the Company’s Board to determine whether there exist value enhancing alternatives. While it is impossible to predict whether any transactions will emerge from these efforts and discussions, the Company’s Board believes that the Company and its assets are potentially attractive to other parties in addition to Omnicare.

On June 10, 2011, Deutsche Bank Securities Inc. (“Deutsche Bank”), the Company’s financial advisor, received a call from John L. Workman, CFO of Omnicare, regarding Omnicare’s interest in pursuing a potential transaction with the Company.

On or about June 17, 2011, Mr. Weishar received a letter from Mr. Figueroa expressing Omnicare’s interest in pursuing a potential transaction with the Company. The following is the full text of the letter, received on or about June 17, 2011:

June 17, 2011

SENT VIA OVERNIGHT DELIVERY

Gregory S. Weishar

Chief Executive Officer

PharMerica Corporation

1901 Campus Place

Louisville, KY 40299

Dear Mr. Weishar:

I am writing this letter on behalf of Omnicare, Inc. (“Omnicare”) to express Omnicare’s interest in exploring a potential business combination transaction (a “Transaction”) in which Omnicare would acquire all of the outstanding stock of PharMerica Corporation (“PharMerica”). We have followed the progress of your company since its creation and are very impressed with the business you and your management team have developed. We believe a combination of PharMerica and Omnicare would be more than the sum of its parts.

We are confident that due to, among other factors, the potential synergies and economies of scale that would be inherent in a Transaction, Omnicare could deliver more compelling value to your stockholders than any other potential purchaser. We believe that we can expeditiously resolve any regulatory issues that may arise as a result of a business combination between Omnicare and PharMerica.

Omnicare is prepared to devote all necessary resources to completing due diligence, the negotiation and execution of definitive documentation and effecting the closing in an expeditious manner. As you are aware, Omnicare is a major participant in the pharmaceutical industry, with annual sales in excess of $6.1 billion during its last fiscal year, and has completed numerous acquisitions of both public and private companies in this industry.

We hope that you and your Board of Directors will view this opportunity as we do — an excellent opportunity for the stockholders of PharMerica to realize full value for their shares to an extent not likely to be available to them in the marketplace or in other business combination transactions.

We look forward to hearing from you.

Sincerely,

/s/ John Figueroa

John Figueroa

Chief Executive Officer

cc: PharMerica Board of Directors

Messrs. Figueroa and Weishar discussed telephonically on multiple occasions Mr. Figueroa’s letter of June 17, 2011. During these conversations, Messrs. Figueroa and Weishar discussed the antitrust risk involved with a possible business combination transaction between the two companies. Mr. Weishar explained that PharMerica had considered the antitrust risks and had concluded that there is a high probability of significant antitrust issues given that the proposed combination would combine the #1 and #2 companies by market share in institutional pharmacy. Mr. Figueroa expressed Omnicare’s belief that “it is better than 50/50” that the companies could successfully get the transaction through antitrust regulatory review. Mr. Weishar indicated that if Omnicare would accept all of the antitrust regulatory risk in a business combination between the two parties, then the parties could discuss whether a transaction made sense for each of the companies’ respective stockholders. Mr. Figueroa stated that he would never take such a proposal to Omnicare’s Board of Directors. Mr. Figueroa also stated that Omnicare’s attorneys had performed significant recent research on the antitrust issues and had compelling information they wanted to share with PharMerica. Messrs. Figueroa and Weishar determined to have the companies’ respective in-house counsel discuss the antitrust risk and the allocation of antitrust risk in connection with a possible transaction between the two companies. Omnicare provided PharMerica with the contact information for its new general counsel, Mr. Alexander M. Kayne.

On or about June 23, 2011, Mr. Thomas A. Caneris, the Company’s General Counsel, contacted Mr. Kayne to follow up on the conversations between Messrs. Figueroa and Weishar. Mr. Caneris asked Mr. Kayne if Omnicare attorneys had performed a written analysis of the antitrust issues. Mr. Kayne was non-committal, but stated that if one had been prepared it would not be provided to PharMerica. Mr. Caneris stated that PharMerica’s position was that as a precondition to any discussions regarding a possible business combination transaction, the Company would require Omnicare to agree to assume the risk that such a transaction would not be approved due to antitrust issues because of, among other reasons, the potential disruption such a transaction could have on PharMerica’s business. Mr. Caneris also stated that the Company would not provide Omnicare with access to certain of the Company’s competitively sensitive, confidential information, including customer contracts, as part of a due diligence process. Mr. Kayne replied that he would discuss these issues with Omnicare’s senior management and legal advisors.

On or about June 30, 2011, Mr. Kayne contacted Mr. Caneris and expressed Omnicare’s desire to further assess the antitrust risk attendant to a potential combination between the two companies and stated that Omnicare would send him a due diligence list requesting certain of the Company’s confidential information that Omnicare would need to analyze the antitrust issues. Mr. Kayne further stated that Omnicare could assume what Omnicare believed to be an appropriate level of antitrust risk if PharMerica were to provide Omnicare with PharMerica’s key confidential and proprietary information and Omnicare had the opportunity to analyze that sensitive information. Mr. Kayne reiterated Omnicare’s request to be provided with copies of PharMerica’s customer contracts. Mr. Caneris stated that such contracts would not be provided. Mr. Kayne also suggested that Omnicare’s and PharMerica’s respective outside legal advisors speak in order to assess antitrust risk.

On or about July 8, 2011, Mr. Weishar received another letter from Mr. Figueroa of Omnicare regarding Omnicare’s continued interest in exploring a potential transaction with PharMerica and requesting preliminary diligence items, which included highly sensitive customer and market competitive information such as customer pricing. The following is the full text of the letter, received on or about July 8, 2011:

July 8, 2011

Via Courier and Overnight Delivery

Gregory S. Weishar

Chief Executive Officer

PharMerica Corporation

1901 Campus Place

Louisville, KY 40299

Dear Mr. Weishar:

I am writing to follow up on my previous correspondence and our discussions concerning the interest of Omnicare, Inc. (“Omnicare”) in exploring a potential business combination transaction (a “Transaction”) in which Omnicare would acquire all of the outstanding stock of PharMerica Corporation (“PharMerica”). As I stated before, we believe a combination of PharMerica and Omnicare would be extremely beneficial to your stockholders.

As you are aware, Omnicare is an important participant in the institutional pharmacy business, with annual sales in excess of $6.1 billion during its last fiscal year, and has completed numerous acquisitions in this industry. There is no one more experienced than Omnicare in evaluating business combinations in the institutional pharmacy business. We have analyzed PharMerica’s publicly available information and, as I stated to you and you have similarly stated, Omnicare can deliver more compelling value to your stockholders in a Transaction than any other potential purchaser. Indeed, your fiduciary duties require you to include us in a sale process, which press reports state you are conducting.

We also believe, as I noted in my previous letter and our discussions, that we can expeditiously resolve any regulatory issues that may arise as a result of a business combination between Omnicare and PharMerica. Consequently, I do not understand why you are unwilling to allow us the opportunity to conduct diligence that will confirm to us, and demonstrate to you, that the proposed Transaction will not create undue regulatory concerns. In an effort to expedite this process, I have attached a short list of due diligence items.

Omnicare is prepared to devote all necessary resources to completing due diligence, the negotiation and execution of definitive documentation and effecting the closing in an expeditious manner.

We view our interest in your Company as an excellent opportunity for the stockholders of PharMerica to realize full value for their shares to an extent not likely to be available to them in the marketplace or in other business combination transactions. We would be surprised, as would your stockholders, if you and your Board of Directors were to reach a different conclusion, especially without any investigation of our expression of interest.

I will call you shortly to discuss how best to proceed.

Sincerely,

/s/ John Figueroa

John Figueroa

Chief Executive Officer

Enclosure

cc: PharMerica Board of Directors (via overnight delivery)

Omnicare/PharMerica

Preliminary Information Request

Unless otherwise indicated, for the last 3 years provide:

1. Street address, including zip code, of each IP owned, leased or otherwise operated by the company

2. If possible, identify competitive IPs within a 2 hour radius of each company-owned IP indentified in item 1 above

3. Business plans, strategic plans, budgets, forecasts

4. Win/loss bid data (to the extent available, not just what: bids were made by each party, but, if known, the identity of other bidders, whether renewal or new business, terms, length of contract). Include any sources of data that reflects customers switching between various IPs over time.

5. Studies or reports prepared by the company or third parties analyzing the industry, competitors and/or competition

6. Market share information in ordinary business documents and industry studies kept by the company

7. Contracts with top 10 customers (or a list of customers with key contract terms and a sample contract)

8. Average prices for a representative sample of products TBD from 2004-2010 by IP location and by top 10 customers

9. Identification and information on all new entrants since 2005

10. Verispan data (which likely needs to be discussed in more detail to determine which fields and years are available)

On that same day, Mr. Figueroa called Mr. Weishar to follow up on his letter of July 8, 2011 and to further express Omnicare’s interest in pursuing a potential business combination with PharMerica. Mr. Weishar indicated that he would discuss Omnicare’s proposal with the Board of Directors of PharMerica and respond after such discussion.

On July 11, 2011, Mr. Weishar sent a letter to Mr. Figueroa stating that the Board of PharMerica had not made a decision to sell PharMerica, but that the Board would consider the options available to it. The following is the full text of the letter, sent on July 11, 2011:

July 11, 2011

Via Overnight Delivery

John Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Dear Mr. Figueroa:

I received your letter dated July 8, 2011. Our Board of Directors has not made a decision to sell the company. Nonetheless, the Board will consider the options available to it. Thank you for your interest in PharMerica.

Sincerely,

/s/ Gregory S. Weishar

Gregory S. Weishar

Chief Executive Officer

cc: PharMerica Board of Directors

On or about July 12, 2011, Mr. Weishar contacted Mr. Figueroa to reiterate the position of the Company’s Board that it had not made a decision to sell the Company.

On or about July 19, 2011, Mr. Weishar received letter from Mr. Figueroa setting forth Omnicare’s proposal to acquire all the outstanding stock of PharMerica at $15.00 per share. The following is the full text of the letter, received on or about July 19, 2011:

July 19, 2011

Via Courier and Overnight Delivery

Gregory S. Weishar

Chief Executive Officer

PharMerica Corporation

1901 Campus Place

Louisville, KY 40299

Dear Mr. Weishar:

I am in receipt of your letter, dated July 11, 2011. I am disappointed that our previous communications to you have not resulted in the commencement of any meaningful discussion regarding a possible transaction between our companies. As I have indicated several times, we strongly believe that there are clear and compelling advantages to both Omnicare, Inc. (“Omnicare”) and PharMerica Corporation (“PharMerica”) from a combination of our two companies and that such a transaction would be extremely beneficial to your stockholders.

For this reason, the Omnicare Board of Directors has authorized me to propose that Omnicare acquire PharMerica in a negotiated transaction in which PharMerica’s stockholders would receive $15.00 in cash per share of PharMerica common stock. This price would represent a premium of 41% over your unaffected closing stock price on June 17, 2011 and 19% over the three-month average closing price ended July 18, 2011.

Our price is based solely upon our review of publicly available information regarding PharMerica. It is, therefore, subject to confirmatory due diligence and the negotiation of definitive documentation. Our proposal is not subject to any financing contingencies.

We are highly confident of our ability to resolve any regulatory issues that may arise as a result of a business combination between our companies so that the proposed business combination can be consummated in a timely manner. We are disappointed by your continued unwillingness to allow us even the opportunity to conduct due diligence so that, among other things, we can demonstrate to you the basis for such confidence.

I want to emphasize to you and your Board of Directors our seriousness about this proposal and our commitment to a combination of our respective companies that we believe would offer an excellent opportunity to your stockholders to realize full value for their shares to an extent not likely to be available in the market place or in other business combination opportunities. We trust that you and the other members of the Board of Directors of PharMerica will agree that providing us with the requested due diligence opportunity and commencing meaningful discussions with us regarding a possible combination is in the best interest of your stockholders.

As stated previously, we are prepared to devote all necessary resources to completing due diligence, the negotiation and execution of definitive documentation and effecting the closing in an expeditious manner. We have retained Goldman, Sachs & Co. as our financial advisor and Dewey & LeBoeuf LLP and Axinn, Veltrop & Harkrider LLP as our legal advisors to assist us. We and our advisors are prepared to meet with you and your advisors to discuss all aspects of our proposal, including economics.

At this point, we intend to keep this letter and its contents confidential. However, if you continue to be unwilling to engage in meaningful discussions with us, we may consider making your stockholders aware of our proposal.

We trust that you and your Board of Directors will give this proposal serious consideration. We would appreciate your prompt reply to our proposal, and no later than 5:00 p.m., New York City time, on July 22, 2011.

We look forward to hearing from you promptly.

Sincerely,

/s/ John Figueroa

John Figueroa

Chief Executive Officer

cc: PharMerica Board of Directors (via overnight delivery)

Shortly after Omnicare’s letter of July 19, 2011, Mr. Weishar called Mr. Figueroa to confirm the Company’s position that the Company’s Board of Directors had not made a decision to sell the Company but would consider the options available to it. Mr. Weishar indicated that antitrust concerns would first have to be assessed and resolved in order for the Company to engage in any information sharing process with Omnicare. Mr. Weishar informed Mr. Figueroa that the Company’s Board believed that it was not in the Company’s best interest to discuss a possible transaction with Omnicare if the parties were not first convinced that such a transaction could be consummated in light of the significant antitrust issues such a transaction would certainly present. Messrs. Weishar and Figueroa agreed to have their respective outside counsel participate in a conference call so that Omnicare’s counsel could explain why they believed antitrust issues should not prevent a business combination transaction involving the two companies.

On July 28, 2011, representatives of Holland & Knight LLP and Covington & Burling LLP, legal counsel to the Company, participated in a conference call with representatives of Dewey & LeBoeuf LLP and Axinn, Veltrop & Harkrider LLP, legal counsel to Omnicare. During this call, Omnicare’s counsel stated, among other things, that Omnicare’s position is that “there is no question” they would receive antitrust clearances, and that a transaction between the two parties could, in their view, be consummated as quickly as a transaction between the Company and any other third party. Omnicare’s counsel stated that Omnicare’s goal was to quickly enter into a comprehensive diligence process on all issues that would ultimately lead to the acquisition of the Company by Omnicare.

On or about July 29, 2011, Mr. Weishar spoke to Mr. Figueroa about the teleconference among the respective outside counsel. Mr. Weishar reported to Mr. Figueroa that Omnicare’s counsel had stated that “there is no question” they would receive antitrust clearances for a transaction between PharMerica and Omnicare. Mr. Figueroa indicated that that was not his understanding of Omnicare’s position. Messer’s Figueroa and Weishar then agreed to have a joint call with their in-house counsel and outside counsel to again discuss Omnicare’s position on antitrust risk relating to a potential transaction.

On August 1, 2011, senior management from the Company and representatives from Holland & Knight and Covington & Burling participated in a conference call with senior management of Omnicare and representatives from Dewey & LeBoeuf and Axinn, Veltrop & Harkrider to clarify the parties’ positions regarding antitrust matters. Omnicare’s legal advisors again provided a cursory overview of their analysis of the antitrust risk involved in connection with a business combination transaction between the companies and their conclusion that there would be minimal antitrust risk associated with such a transaction. Mr. Figueroa indicated that Omnicare was intent on quickly moving forward with the acquisition of PharMerica so that Omnicare could complete the transaction in time for Omnicare to realize the benefits of the wave of conversions of branded drugs to generics that is anticipated to begin in 2012. In order to obtain a better understanding of the antitrust risk posed by such a transaction, Mr. Weishar proposed that both companies submit their confidential information to an independent third party to analyze the antitrust issues and advise the companies on the potential risk posed by a transaction between the two companies. No information sharing process was agreed to by the two companies; however, Mr. Figueroa was to call Mr. Weishar the next day to further discuss possible information sharing arrangements.

On August 2, 2011, senior management of Omnicare and its legal advisors and senior management of PharMerica and its legal advisors held a teleconference to further discuss PharMerica’s proposal regarding the exchange of confidential information. During such meeting, senior management of Omnicare and Omnicare’s legal advisors reiterated their interest in quickly conducting a comprehensive due diligence review of PharMerica, including more than just antitrust issues and their interest in commencing negotiations for a possible business combination transaction. Omnicare objected to PharMerica’s proposal to have a third party conduct an independent antitrust analysis. Omnicare’s legal advisors instead proposed that, as part of Omnicare’s comprehensive due diligence review of PharMerica, Omnicare and PharMerica enter into an agreement pursuant to which confidential information would be exchanged between the outside counsels of Omnicare and PharMerica. In addition, Omnicare’s legal advisors proposed that an independent third party be retained to aggregate very limited amounts of the parties’ most highly sensitive information so that it would no longer be proprietary when provided to the other party. PharMerica and its representatives indicated that they would consider such proposal and would provide a response to Omnicare the following day.

On August 3, 2011, Mr. Weishar contacted Mr. Figueroa telephonically to inform him that the Company was still considering Omnicare’s proposal, but that the accelerated process and information sharing proposal that Omnicare was proposing was not what the Company had in mind. Mr. Weishar indicated that the Company’s view was that the risk of a failed transaction would be far more damaging to PharMerica than it would be to Omnicare. As a result, the Company needed to obtain a complete understanding of the antitrust risk before providing Omnicare broad access to the Company’s confidential and competitively sensitive information. Mr. Weishar indicated that he would contact Mr. Figueroa on the following day in order to further discuss the Company’s response to the Omnicare proposal.

On August 4, 2011, Mr. Weishar contacted Mr. Figueroa telephonically to inform him that the Company’s Board was not willing to share its confidential and competitively sensitive information either with Omnicare or with Omnicare’s outside counsel. Instead, Mr. Weishar indicated that PharMerica remained willing to use an independent third party to receive confidential information from both of the parties and conduct an assessment of the antitrust issues and risk that would be presented by a business combination involving the two companies.

On or about August 23, 2011, the Company’s Board received a letter from Omnicare restating its $15.00 offer that was publicly released the same day. Below is the full text of the letter, received on or about August 23, 2011.

The Board of Directors of PharMerica Corporation

c/o Gregory S. Weishar, Chief Executive Officer and Director

PharMerica Corporation

1901 Campus Place

Louisville, KY 40299

Ladies and Gentlemen:

As conveyed to you in my letter dated July 19, 2011, the Board of Directors of Omnicare, Inc. (“Omnicare”) has authorized me to propose that Omnicare acquire PharMerica Corporation (“PharMerica”) in a negotiated transaction in which PharMerica’s stockholders would receive $15.00 in cash per share of PharMerica common stock.

We have considered exploring a combination with PharMerica for some time and have intensified our analysis of such a transaction since your CEO approached me and proposed such a transaction on April 19, 2011. Since that time, I have spoken to your CEO several times and have sent him letters dated July 8, 2011 and July 19, 2011 to express our interest in a potential business combination with PharMerica. We are surprised that you have repeatedly declined our efforts to engage in good faith negotiations regarding a possible value-creating transaction between our companies, as it is our understanding that you are exploring strategic alternatives. Our goal remains to work with you to agree to a negotiated transaction. However, due to your unwillingness to engage in discussions and the unique opportunity our proposal presents for your stockholders to realize the full value of their shares, we are compelled to disclose this proposal to your stockholders.

As I have indicated several times, we strongly believe that there are clear and compelling advantages to both Omnicare and PharMerica from a combination of our two companies and that such a transaction would be extremely beneficial to your stockholders. At $15.00 per share, our proposal represents a premium of 37.2% over your closing stock price on August 22, 2011 and 25.9% over the average closing price for the one-month period ended August 22, 2011. We also believe that bringing our two companies together would benefit your employees, customers and other constituencies through, among other things, the enhanced scale, operational efficiencies and broader array of service offerings.

This proposal is based solely upon our review of publicly available information regarding PharMerica. It is, therefore, subject to confirmatory due diligence and the negotiation of definitive documentation. Additionally, this proposal is not subject to any financing contingencies.

We believe that we will be able to expeditiously close the proposed transaction. We and our legal advisors have tried repeatedly to engage in a constructive dialogue with you and your legal advisors regarding the proposed transaction. Unfortunately, you have been unwilling to afford us with a meaningful opportunity to demonstrate to you the basis for such belief.

I want to re-emphasize to you our seriousness about this proposal. We are committed to a combination of our respective companies and believe it would offer an excellent opportunity to your stockholders to realize the full value of their shares to an extent not likely to be available in the market place or in other business combination opportunities. We firmly believe, and trust that you will agree, that it is in the best interest of your stockholders to provide us with the requested due diligence opportunity and commence negotiations.

As stated previously, we are prepared to devote all necessary resources to the completion of due diligence, the negotiation and execution of definitive documentation and the consummation of a transaction in an expeditious manner. We have retained Goldman, Sachs & Co. as our financial advisor and Dewey & LeBoeuf LLP and Axinn, Veltrop & Harkrider LLP as our legal advisors to assist us.

Our strong preference is to work with PharMerica to negotiate a mutually acceptable transaction. We and our advisors are prepared to meet with you and your advisors to discuss all aspects of our proposal. However, if you continue to refuse to engage in meaningful negotiations, we are prepared to submit our proposal directly to your stockholders.

We urge you to reconsider our proposal. We look forward to hearing from you promptly.

Sincerely,

/s/ John Figueroa

John Figueroa

Chief Executive Officer

On August 23, 2011, the Company issued a press release confirming receipt of Omnicare’s letter. The release stated that the Company’s Board, after consultation with its financial and legal advisors, unanimously determined that the Omnicare proposal, which was first made on July 19, 2011, undervalues the Company and is not in the best interest of the Company or its stockholders. The Board noted that the Omnicare proposal is subject to significant regulatory uncertainty, and, despite Omnicare’s non-specific assurances to the contrary, antitrust clearance to combine the #1 and #2 players in institutional pharmacy is likely to be difficult to achieve and involve lengthy administrative and court proceedings. Even if the antitrust issues could eventually be resolved in a satisfactory manner, the Omnicare proposal introduces unacceptably high risk to PharMerica stockholders and could be highly disruptive to PharMerica’s customers and employees without any assurances of Omnicare’s ability to complete a transaction on a timely basis or at all. The Company also sent letters to its employees and customers regarding the Omnicare proposal.

On that same day, Omnicare issued a press release in response to the Company’s press release.

Also, on August 23, 2011, Mr. Figueroa and Mr. Weishar briefly spoke by telephone to discuss Omnicare’s proposal. Mr. Figueroa reiterated Omnicare’s interest in acquiring PharMerica. Mr. Weishar again offered to have a third party evaluate the antitrust risk for the parties and stated that absent such evaluation, the risk to PharMerica of providing its confidential information to Omnicare was too great.

On August 24, 2011, Mr. Weishar sent a letter to Mr. Figueroa restating that the Company’s Board determined that Omnicare’s offer undervalued the Company and is not in the best interests of the Company and its stockholders. The Company released the letter to the public the same day. The full text of the letter sent to Omnicare on or about August 24, 2011 follows:

August 24, 2011

John Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Dear Mr. Figueroa:

The Board of Directors of PharMerica has discussed your letter of August 23, 2011 in which Omnicare proposes to purchase all of the outstanding shares of PharMerica common stock for $15.00 per share in cash, subject to due diligence and regulatory approvals.

After reviewing with PharMerica’s financial and legal advisors your unsolicited and conditional proposal, which was first made on July 19, 2011, the Board unanimously determined that it undervalues the Company and is not in the best interest of PharMerica or its stockholders.

The Board believes your proposal is subject to significant regulatory uncertainty and, despite your non-specific assurances to the contrary, antitrust clearance to combine the #1 and #2 players in institutional pharmacy is likely to be difficult to achieve and involve lengthy administrative and court proceedings. Even if the antitrust issues could eventually be resolved in a satisfactory manner, your proposal introduces unacceptably high risk to PharMerica stockholders and could be disruptive to PharMerica’s customers and employees without any assurances of Omnicare’s ability to complete a transaction on a timely basis or at all.

I must take issue with your highly misleading characterization of my conversation with you on April 19, 2011 and what led up to it.

The facts are as follows: On August 11, 2010, as part of an introductory meeting with Denny Shelton when he became Interim Chief Executive Officer of Omnicare, he and I discussed a range of topics. During that meeting, we agreed it would be appropriate for our two companies to at least know if a combination would be feasible given the inherent regulatory issues involved. Neither company pursued this further at the time. Subsequently, after you joined Omnicare, you and I had an introductory meeting on April 19, 2011 before an industry event. At that meeting, you were the one who raised the subject of a potential combination.

Since then, we have discussed your desire to acquire PharMerica on several occasions. As you know, in order to facilitate substantive discussions, we proposed a straight-forward mechanism using a third party that would permit mutual evaluation of regulatory risks while protecting sensitive customer information and preserving confidentiality for both PharMerica and Omnicare. You rejected the use of such a mechanism and instead demanded — and have continued to demand — that we simply provide you with confidential PharMerica customer information so you could unilaterally assess regulatory risks. As we have repeatedly told you, this approach is unacceptable because market risk is much higher for PharMerica than Omnicare.

The PharMerica Board is open to exploring all opportunities to maximize value for PharMerica stockholders, but nothing in your August 23, 2011 letter gives us any confidence that Omnicare has a plan to address regulatory issues or to protect PharMerica stockholders from the risk that Omnicare will be unable to close a transaction.

The PharMerica Board is committed to acting in the best interests of our stockholders, and nothing in your letter provides the basis for PharMerica to alter its course.

Sincerely,

/s/ Gregory S. Weishar

Gregory S. Weishar

Chief Executive Officer

Cc: PharMerica Board of Directors

Between August 23, 2011 and August 26, 2011, Goldman, Sachs & Co., financial advisor to Omnicare, contacted Deutsche Bank regarding possible discussions between Omnicare and the Company regarding Omnicare’s proposal. Deutsche Bank stated that the two companies had already discussed the antitrust risk and that unless Omnicare was willing to have an independent third party perform an antitrust review or was willing to agree to assume the risk of a failed transaction due to antitrust issues, there was no new information for the Company to consider.

On August 25, 2011, the Company’s Board adopted a rights plan in response to Omnicare’s offer. The Company issued a press release stating that consistent with its fiduciary duties, the Company’s Board has adopted the rights plan to seek to ensure that stockholders receive fair treatment and protection should there be a coercive or opportunistic takeover attempt of the Company and to provide stockholders with adequate time to properly assess any potential bids without undue pressure.

On August 25, 2011, Omnicare issued press release in response to the Company’s press release of August 24, 2011.

On September 7, 2011, Omnicare launched a tender offer for the Company’s common stock and issued a press release about the tender offer on the same day.

On September 7, 2011, the Company issued a “stop, look and listen” press release in connection with Omnicare’s tender offer.

During the week of September 12, 2011, financial and outside legal advisors to PharMerica and Omnicare again engaged in a series of discussions in an effort to agree upon an acceptable information sharing process relating to antitrust issues.

On September 14, 2011 and again on September 18, 2011, the Company’s Board met to consider Omnicare’s Offer and determined to recommend that PharMerica’s stockholders reject the Offer and not tender any of their Shares to Omnicare pursuant to the Offer.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described above, the PharMerica Board consulted with PharMerica management and its independent financial and outside legal advisors and took into account numerous factors, including but not limited to the factors listed below.

The PharMerica Board believes that the Offer (i) undervalues PharMerica and its future prospects, (ii) is illusory because it is subject to significant regulatory and other uncertainty, and (iii) is opportunistic.

The Board believes the Offer undervalues PharMerica and its future prospects

The Board unanimously believes that the Offer undervalues PharMerica and is not in the best interests of PharMerica’s stockholders:

•

The Board believes that the Offer does not appropriately reflect the value inherent in PharMerica’s future prospects. The Board has carefully reviewed PharMerica’s strategic plan which, among other things, is focused on client retention, customer service, and improving PharMerica’s core pharmacy services and acquisitions. The Board has confidence in PharMerica’s strategic plan and believes that execution of the strategic plan will enable PharMerica to achieve its financial goals and deliver greater value to its stockholders than would be obtained under the current Offer. PharMerica recently completed acquisitions of Ark Pharmacy and ChemRx, and the Board believes that PharMerica is just beginning to realize the significant value creation potential of these acquisitions. The Board believes, after consulting with Deutsche Bank and considering management projections that have been carefully reviewed by the Board, that the value to stockholders reflected in PharMerica’s current plans, including the value derived by applying present value calculations to future stock prices is greater than the Offer price of $15.00.

•

The Board believes that the Offer fails to appropriately compensate PharMerica’s stockholders for the synergies that would be created by an acquisition of PharMerica by Omnicare. Omnicare’s Chief Financial Officer, John Workman, publicly stated on September 8, 2011, that PharMerica would be an “excellent strategic fit” and the entity that would emerge from such a transaction would “significantly reduce costs to customers, while at the same time generating a strong cash flow and enjoying increased strength in an extremely competitive marketplace.”* Any acquisition of PharMerica by Omnicare should compensate PharMerica’s stockholders for the value of the synergies of the combined company and PharMerica’s strategic place as the second largest institutional pharmacy services company in the United States based on revenues and the largest remaining independent public company in the institutional pharmacy market. The Board does not believe that the Offer reflects the synergies and unique strategic value of PharMerica to Omnicare, nor does it believe that the price of $15.00 adequately compensates PharMerica’s stockholders for these synergies and value.

Industry analysts agree that the Offer will provide synergies to Omnicare. Glen Santangelo and Jeffrey Bailin at Credit Suisse wrote on September 7, 2011:

“We noted in the past the strong strategic rationale for this combination, as OCR could realize significant synergies. Comparing this transaction to the 2005 NeighborCare deal suggests that our $100M synergy estimate is reasonable and could prove conservative. Given the available synergies, OCR is positioned to outbid a financial buyer.... Given the significant synergies available from a potential OCR-PMC combination, we believe that OCR is positioned to outbid a private equity buyer. With over $500 million of cash on hand, strong cash flow generation, and debt levels below historical peaks, we believe OCR has the flexibility to increase its bid from $15/share.”*

Adam Feinstein and Brendan Strong at Barclays Capital wrote on August 23, 2011:

“Our initial view is that OCR can generate $100-$150 million in synergies from PMC (if not more) and believe the transaction can drive OCR’s EPS over $3.00 per share even if OCR needs to divest up to 25% of PMC’s business in order to gain FTC approval. This also means that OCR has an ability to raise its bid for PMC and still make this a very accretive transaction.”*

*	Permission to use quotation was neither sought nor obtained.

The Board believes the Offer is illusory because it is subject to significant regulatory and other uncertainty

The Board believes that Omnicare’s ability to complete the Offer is highly uncertain:

•

The Board believes that the Offer is subject to significant regulatory uncertainty. A transaction with Omnicare would likely undergo a lengthy regulatory review process with no assurance of Omnicare’s ability to complete a transaction on a timely basis or at all. Despite Omnicare’s non-specific assurances to the contrary, antitrust clearance to combine competitors with the greatest and second greatest market share in institutional pharmacy is likely to be difficult to achieve and involve lengthy administrative and court proceedings. Even if the antitrust issues could eventually be resolved in a satisfactory manner, the Board believes that the Offer introduces unacceptably high risk to PharMerica stockholders and could be highly disruptive to PharMerica’s customers and employees without any assurances of Omnicare’s ability or willingness to complete a transaction on a timely basis or at all. The Board believes that any proposed transaction with Omnicare is subject to the significant risk that the inability to complete the transaction due to regulatory uncertainty would have a material and adverse effect on:

•	the market price for the Shares,

•	PharMerica’s operating results, particularly in light of the costs incurred in connection with the transaction,

•	the ability to attract and retain key personnel and employees,

•	the ability to attract and retain customers, and

•	relationships with suppliers and others that do business with PharMerica.

In light of recent actions by the Department of Justice, including its decision to sue to stop AT&T’s proposed acquisition of T-Mobile USA, the Board believes the current environment is not conducive to obtaining timely regulatory approval for a combination with Omnicare.

Given the regulatory uncertainty and the significant conditionality of Omnicare’s offer, there is considerable uncertainty regarding the offer and the timing of PharMerica stockholders receiving the $15.00 that Omnicare claims to be offering.

Because Omnicare is a competitor of PharMerica, the Board believes there are also significant competitive risks to PharMerica and its business of providing non-public information to Omnicare if the transaction is ultimately not completed due to antitrust, regulatory, or other issues.

•

The Board believes that there is no guarantee that Omnicare will be offering the same price at the end of an indeterminate negotiation and due diligence process involved in a negotiated transaction. Although Omnicare has commenced a tender offer, which is not subject to a due diligence condition, Omnicare has repeatedly indicated that it intends to conduct comprehensive due diligence on PharMerica’s business in connection with any negotiated business combination. If PharMerica were to provide non-public information to Omnicare, there can be no assurance that Omnicare would continue to offer the $15.00 Offer price after Omnicare completes its review of PharMerica’s non-public information. Given the lengthy list of conditions to the Offer, the Board believes that Omnicare could claim a condition has not been met and demand a price reduction or withdraw its Offer.

•

The Offer contains a very lengthy list of conditions. As described under Item 2 and as set forth in Annex A attached hereto, the Offer is subject to numerous conditions, including, among others, the following:

•	the No Lawsuits Condition,

•	the No Diminution of Benefits Condition,

•	the No Material Adverse Effect Condition,

•	the No Adverse Effect on Contracts Condition,

•	the No Material Change Condition,

•	the Stockholder Ownership Condition,

•	the Minimum Tender Condition,

•	the Rights Condition,

•	the Section 203 Condition,

•	the Impairment Condition, and

•	the HSR Condition.

•

The Board believes that PharMerica stockholders have no assurance that the Offer will ever be completed. In addition to the regulatory uncertainty that is discussed above, many of the conditions to the Offer are subject to Omnicare’s discretion (including its sole discretion), making it easy for Omnicare to claim that a condition is not satisfied and terminate the Offer, thereby giving Omnicare the option whether to complete the acquisition. Further, the No Adverse Effect on Contracts Condition was triggered at the commencement of the Offer. This condition would allow Omnicare to terminate the Offer if it becomes aware of indebtedness that would be accelerated in connection with the Offer or the Proposed Merger. The condition provides an exception for PharMerica’s prior 2007 credit agreement, rather than the current credit agreement. The terms of the current credit agreement, which has been filed with the SEC, also provide for acceleration in connection with the Offer or the Proposed Merger, thereby triggering the condition. Given the wide discretion retained by Omnicare to determine fulfillment of many of these conditions, the Board believes that PharMerica stockholders have no assurance that the Offer will ever be completed.

•	While Omnicare has publicly expressed its confidence in a timely regulatory approval, it has been unwilling to take on the contractual risk of closing.

The Board believes the timing of the Offer is opportunistic

The Board believes that the timing of the Offer is opportunistic and disadvantageous to PharMerica stockholders:

•

The Board believes that the Offer is being made at a time when there is substantial uncertainty regarding the healthcare industry. The Board believes that the Offer is being made at a time when Omnicare can take advantage of PharMerica’s lower stock valuation resulting from regulatory uncertainty in the healthcare industry due to the new healthcare legislation.

•

The Board believes that the Offer is being made in advance of a wave of brand drug to generic conversions that will happen in 2012 and beyond, which is expected to be beneficial to PharMerica’s operating results. The Board believes that Omnicare has specifically and opportunistically timed its Offer to acquire control of PharMerica before the full impact of these factors can be reflected in PharMerica’s results of operations and Share price. Statements by John Workman, Omnicare’s CFO, at a Healthcare Conference on September 8, 2011 highlight the fact that Omnicare is timing the Offer to take advantage of this conversion. Mr. Workman stated, “We’re looking at 2012 as being a very favorable year because of the brand to generic conversions that will happen relative to geriatric drugs and generic drugs are much more profitable for Omnicare than the branded equivalents so that’s going to be a boost.” He further stated that with respect to the Offer, “time is of the essence because of this brand to generic wave.”

•

The Board believes that the Offer is being made at a time of extreme volatility in the stock markets. The U.S. securities market has been extremely volatile recently, and the Board believes that after its unsolicited proposal was rejected privately in July as being inadequate, Omnicare publicized it during a period of market volatility in order to claim an inflated premium.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the PharMerica Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of PharMercia and considered the advice of the Board’s financial and outside legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Board has unanimously determined that the Offer is not in the best interests of PharMerica’s stockholders. Therefore, the Board unanimously recommends that the stockholders reject the Offer and not tender any of their shares to Omnicare for purchase pursuant to the Offer.

Intent to Tender

To the knowledge of PharMerica after making reasonable inquiry, none of PharMerica’s directors, executive officers, affiliates or subsidiaries intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

PharMerica has retained Deutsche Bank as its financial advisor in connection with, among other things, PharMerica’s analysis and consideration of, and response to, the Offer. PharMerica will pay Deutsche Bank customary fees for such services. PharMerica has also agreed to reimburse Deutsche Bank for certain expenses, and to indemnify Deutsche Bank against certain liabilities, arising out of or related to its engagement.

PharMerica has engaged Georgeson to assist it in connection with PharMerica’s communications with its stockholders in connection with the Offer. PharMerica has agreed to pay customary compensation to Georgeson for such services. In addition, PharMerica has agreed to reimburse Georgeson for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

PharMerica has also retained Sard Verbinnen & Co (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. PharMerica has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, PharMerica has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither PharMerica nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of PharMerica on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to Shares have been effected by PharMerica or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Item 7.	Purposes of the Transaction and Plans or Proposals

Since May 2011, the Board, together with PharMerica’s management and financial and outside legal advisors, have been working to explore whether there are strategic alternatives that may enhance stockholder value. During this exploratory process PharMerica was solicited by and initiated contact with third parties who expressed an interest in considering a possible transaction. PharMerica has granted access to certain confidential information to third parties. Discussions have been pursued or have been held, and are continuing, with various of these third parties in order for the Board to determine whether there exist value enhancing alternatives. As part of this exploratory process, the Board may continue to engage in discussions or negotiations with third parties, including those with whom it has previously held discussions and new parties, including Omnicare. During the week of September 12, 2011, financial and outside legal advisors to PharMerica and Omnicare engaged in a series of discussions in an effort to agree upon an acceptable information sharing process relating to antitrust issues.

PharMerica has entered into confidentiality agreements or discussions with third parties relating to its exploration of strategic alternatives and may enter into additional confidentiality agreements or discussions with new parties, including Omnicare. While it is impossible to predict whether any transactions will emerge from these efforts and discussions, the Board believes that PharMerica and its assets are potentially attractive to other parties in addition to Omnicare.

Accordingly, the Board may engage in negotiations in response to the Offer that could have one of the effects specified in the paragraph below. The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions of the type referred to in the following paragraph might jeopardize any discussions or negotiations that PharMerica may conduct. Accordingly, PharMerica does not intend to disclose the identities of the parties or the possible terms of any such transaction or proposals until an agreement, if any, relating thereto has been reached, or as otherwise may be required by law.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the annex and exhibits to this Statement) or as incorporated in this Statement by reference, PharMerica is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by PharMerica, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving PharMerica or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of PharMerica or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of PharMerica.

Except as described above or otherwise set forth in this Statement (including in the annex and exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Litigation Matters

On September 7, 2011, Omnicare filed a lawsuit in the Court of Chancery of the State of Delaware against PharMerica and the members of the Board, styled Omnicare, Inc. v. PharMerica Corporation, et al., Civil Action No. 6841-CS. In the action, Omnicare alleges that the members of the Board breached their fiduciary duties to PharMerica and its stockholders by, among other things, refusing to negotiate with Omnicare, failing to inform themselves of the merits of the Offer, and failing to consider and negotiate the Offer. Omnicare seeks declaratory and injunctive relief, including an order requiring the Board to render the Rights Agreement and Section 203 of the DGCL inapplicable to Omnicare’s Offer and Proposed Merger. PharMerica and its directors believe that the claims made by Omnicare are without merit and intend to defend them vigorously.

On September 9, 2011, the Louisiana Municipal Police Employees’ Retirement System (“LMPERS”) filed a lawsuit in the Court of Chancery of the State of Delaware, purportedly on behalf of a class of PharMerica stockholders, against PharMerica and the members of the Board, styled Louisiana Municipal Police Employees’ Retirement System v. Frank Collins, et al., Civil Action No. 6851-CS. In the action, LMPERS alleges that the members of the Board breached their fiduciary duties to PharMerica and its stockholders by, among other things, adopting the Rights Agreement and failing to respond appropriately to the Offer. LMPERS seeks declaratory and injunctive relief, including an order certifying the case as a class action and an order enjoining application of the Rights Agreement and Section 203 of the DGCL to the Offer and Proposed Merger. PharMerica and its directors believe that the claims made by LMPERS are without merit and intend to defend them vigorously.

Information Regarding Golden Parachute Compensation

Chief Executive Officer Employment Agreement

Gregory Weisher’s employment agreement provides that he is entitled to receive a minimum base salary of $750,000 and is eligible to receive a performance-based annual cash bonus with a target payment equal to 125% of his annual base salary to the extent that the quantitative performance objectives established annually by the Board or the Compensation Committee are met. Mr. Weishar’s employment agreement does not entitle him to any additional payments or benefits solely upon the occurrence of a change in control except that if any equity award is not assumed, converted or continued by the successor company (or, if applicable, PharMerica), then such awards vest and their restrictions lapse immediately prior to the change in control, rather than as of the termination date. However, if, within one year following a change in control his employment is terminated by PharMerica without cause, or Mr. Weishar resigns for good reason, he will be entitled to the following payments and benefits:

•	a lump-sum cash payment equal to three times the sum of his then annual base salary and annual target bonus for the calendar year in which the termination occurs,

•	a lump-sum cash payment equal to the sum of:

•	any earned but unpaid base salary through the date of termination,

•	any expense reimbursement payments then due,

•	an amount in respect of any earned but unused paid time off through the date of termination,

•

the lesser of his annual target bonus or his maximum award earned under the applicable Compensation Committee resolutions that establish the negative discretion approach under the 2007 Omnibus Incentive Plan (based on actual performance during the entire year and without regard to discretionary adjustments), pro rated through the date of termination and payable on the date annual bonuses for the year of termination are payable to other senior executives, and

•

coverage for a period of 24 months under PharMerica’s welfare benefit plans at Mr. Weishar’s expense, provided that for such 24 month period, PharMerica shall make payments to Mr. Weishar on a monthly basis equal to the after-tax cost of coverage for such plans.

In the event of the termination of Mr. Weishar’s employment within 24 months after a change in control, either by PharMerica without cause or due to his resignation with good reason, compensatory stock options, compensatory restricted stock awards, performance-based equity awards and other equity based awards, shall vest and have their restrictions lapse in connection with Mr. Weishar’s termination of employment as of the termination date. Performance-based equity awards will vest with respect to the target number of shares subject to the award. Compensatory stock options shall remain exercisable until the earliest of the second anniversary of the termination date or the expiration of their maximum stated term. To the extent any equity awards are not assumed, converted or continued by the successor company (or, if applicable, PharMerica), then such awards shall vest and have their restrictions lapse immediately prior to the change in control, rather than as of the termination date.

“Cause” is defined as Mr. Weishar’s conviction of, or plea of guilty or nolo contendere to, a felony; his commission of intentional acts of gross misconduct (including, without limitation, theft, fraud, embezzlement or dishonesty) that significantly impair the business of PharMerica or cause significant damage to its property, reputation or business; his willful refusal to perform, or willful failure to use good faith efforts to perform, material duties that remain uncured for 14 days following written request from the Board for cure; his willful and material breach of any material provision of PharMerica’s code of ethics, or of any other material policy governing the conduct of its employees generally, that remains uncured for 14 days following written request from the Board for cure; or his willful and material breach of the employment agreement that remains uncured for 14 days following written request from the Board for cure.

“Good reason” is defined as any material diminution in Mr. Weishar’s authorities, titles or offices, or the assignment to him of duties that materially impair his ability to perform the duties normally assigned to the chief executive officer of a Company of the size and nature of PharMerica (other than a failure to be re-elected to the Board following nomination for election); any change in the reporting structure such that he reports to someone other than the Board; any relocation of PharMerica’s principal office, or of his principal place of employment to a location more than 50 miles the existing principal office or principal place of employment; any material breach by PharMerica, or any of its affiliates, of any material obligation to Mr. Weishar under his employment agreement; or any failure of PharMerica to obtain the assumption in writing of its obligations to perform the employment agreement by any successor to all or substantially all of the business and assets of PharMerica within 15 days after any merger, consolidation, sale or similar transaction; in each case that either has not been consented to by Mr. Weishar or is not fully cured within 30 days after written notice to PharMerica requesting cure.

Employment Agreements with Other Executive Officers

Under their employment agreements, Mr. Culotta, Mr. McKay, Mr. Caneris and Mr. Monast receive a minimum base salary of $405,000, $250,000, $250,000 and $350,000, respectively. Their employment agreements do not entitle these officers to any additional payments or benefits solely upon the occurrence of a change in control, with the exception of Mr. McKay who is entitled to immediate vesting of his any outstanding options, restricted stock or other equity incentive award upon a change in control of PharMerica. However, if, within one year (or with respect to Mr. McKay, anytime during the term of his employment) following a change in control their employment is terminated by PharMerica without cause, or by the executive officer for good reason, the executive officer will be entitled to the following payments and benefits:

•	a lump-sum cash payment equal to:

•	the executive officer’s base salary through the date of termination that has not yet been paid,

•	a pro rata bonus for the calendar year of termination, to be determined using the executive officer’s 100% target bonus,

•	any accrued but unpaid vacation pay, and

•	any other unpaid items that have accrued and to which the executive officer has become entitled as of the date of termination,

•	continued payment for 18 months of the executive officer’s then current base salary, and

•

a bonus equal to the average of the annual bonuses earned by the executive officer over the three complete years prior to the date of termination (or, if less than three years, the average bonus earned during such shorter period) to be paid in a lump sum on the date after the end of the 18 month period following the termination date.

In addition to the above cash payments:

•

for the 18 month period following the date of termination, each executive officer will be entitled to receive a waiver of premiums otherwise payable for COBRA continuation coverage for the executive officer, his spouse and eligible dependents, for health, prescription, dental and vision benefits; provided that to the extent COBRA continuation coverage eligibility expires before the end of such period, the executive officer will receive payment, on an after-tax basis, of an amount equal to such premium. PharMerica’s obligations to provide such benefits will cease upon the date of commencement of eligibility of the executive officer under the group health plan of any other employer or the date of commencement of eligibility of the executive officer for Medicare benefits,

•	each executive officer will be entitled to receive executive level outplacement assistance under any outplacement assistance program then in effect, and

•

each outstanding option, restricted stock or other equity award held by the executive officer will become vested to the extent provided for under the terms governing such equity incentive award except with respect to Mr. McKay, whose options and shares of restricted stock shall, to the extent they would have become vested on or before the third anniversary of the termination date, be fully vested as of the termination date and, whose stock options shall be exercisable until the second anniversary of the termination date.

“Cause” is generally defined in each of the employment agreements as the executive officer’s (i) continued failure to substantially perform his duties over a period of not less than 30 days after a demand for substantial performance is delivered by the Board or chief executive officer, (ii) willful misconduct materially and demonstrably injurious to PharMerica, (iii) commission of or indictment for a misdemeanor which, as determined in good faith by the Board, constitutes a crime of moral turpitude and gives rise to material harm to PharMerica, (iv) commission of or indictment for a felony, or (v) material breach of his obligations under the employment agreement.

“Good reason” is generally defined in each of the employment agreements as (i) any reduction in the executive officer’s base salary, incentive bonus opportunity or long-term incentive opportunity, other than reductions applicable to all members of senior management or (ii) material failure by PharMerica to comply with certain provisions of the employment agreement relating to the executive officer’s position and duties and compensation, other than an isolated, insubstantial or inadvertent failure that is not taken in bad faith and is cured by PharMerica within 30 days of receipt of written notice thereof from the executive officer. In general, PharMerica will have 20 days to cure any conduct that gives rise to good reason.

PharMerica has also entered into employment agreements with Anthony Hernandez and Suresh Vishnubhatla which provide for the same terms upon a change in control as the Other Executive Officers described above, except that Mr. Vishnubhatla’s salary and COBRA benefits extend for 12 months instead of 18 months.

General

Completion of the Offer would constitute a change in control under the employment agreements for the named executive officers.

PharMerica’s obligation to provide any of the payments described above, to the extent not accrued as of the date of termination, will be conditioned upon the receipt from the executive officer of a valid release of claims against PharMerica and compliance with the confidentiality, non-competition and non-solicitation provisions in their respective employment agreements. In addition, to the extent any of the foregoing payments, compensation or other benefits is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the executive officer is a specified employee for purposes of Section 409A, such payment, compensation or other benefit will not be paid or provided to the executive officer prior to the day that is six months plus one day after the date of termination.

In the event that Mr. Culotta, Mr. Caneris and Mr. Hernandez are subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Internal Revenue Code, the executive will receive an additional payment such that he will be placed in the same after-tax position as if no excise tax had been imposed. However, the gross-up will only be paid if the change in control payments exceed 110 percent of the amount that would not be subject to excise tax. Otherwise, payments are reduced to the maximum amount that will not trigger the excise tax. In the event that Mr. Weishar, Mr. Monast and Mr. McKay are subject to the golden parachute excise tax, payments are reduced to the maximum amount that will not trigger the excise tax.

The following table presents, with respect to each Named Executive Officer, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of September 30, 2011. For a quantification of the Spread Value of vested and unvested options to purchase our common stock based on a $15.00 per share value and the value of unvested restricted stock, restricted stock units and performance share units, see the tables above under the heading “Consideration Payable Pursuant to the Offer and the Proposed Merger.” The amounts in the table below have not been reduced, as applicable, to reflect the maximum amount that will not trigger the golden parachute excise tax.

Golden Parachute Compensation

Name	Cash($)	Equity($)	Pension/ NQDC($)	Perquisites/ benefits($)	Tax reimbursement ($)	Other($)	Total($)
(a)	(b)(1)	(c)(2)	(d)	(e)(3)	(f)(4)	(g)(5)	(h)(6)
Gregory Weishar	$5,054,835	$4,275,749	$—	$30,781	$—	$—	$9,361,364
Michael Culotta	$1,208,485	$1,810,814	$—	$28,317	$0	$6,000	$3,053,616
William Monast	$953,850	$1,211,722	$—	$28,317	$—	$6,000	$2,199,889
Robert McKay	$678,499	$927,523	$—	$28,317	$—	$6,000	$1,640,339
Thomas Caneris	$753,675	$1,064,428	$—	$27,761	$0	$6,000	$1,851,864

(1)	Includes the following amounts payable in a lump sum:

	Severance	Prorated target Annual Incentive Award Payment
Gregory Weishar	$4,353,631	$701,204
Michael Culotta	$950,284	$258,201
William Monast	$751,586	$202,264
Robert McKay	$550,448	$128,051
Thomas Caneris	$603,621	$150,054

(2)	Reflects amounts for equity awards for which vesting would be accelerated, based on the $15.00 Offer price.
(3)	Consists of benefits coverage to the Named Executive Officer and his family based upon the Named Executive’s elected benefits under PharMerica’s employee benefit program. For the purpose of the calculation, PharMerica has assumed a 10% year over year inflation increase for the cost of the benefits.
(4)	Assumes for illustration only that the IRS considers the entire accelerated value of the payments to be a “parachute payment” subject to a 20% excise tax. Any compensation not deemed to be a “parachute payment” will reduce the amount of excise tax and gross-up payable. The actual amounts, if any, of any tax reimbursement payment in respect of any excise tax that might be imposed under Section 4999 of the Internal Revenue Code may be greater or lesser, by a material amount, than the amounts set forth above, depending upon the facts and circumstances, and other mitigating factors.
(5)	Represents the value of outplacement services offered to the Named Executive Officer.
(6)	All amounts included in the above table are subject to a double-trigger arrangement (i.e., there must be a change-in-control followed by the officer’s termination or resignation for good reason within the applicable period described above following the change-in-control) except amounts shown in Column (c)-Equity for Mr. Weishar, whose equity awards generally only vest upon a termination following a change in control unless such awards are not assumed, converted or continued by the successor company, and in such case, they vest immediately prior to the change in control rather than the termination date, and Mr. McKay, whose equity awards vest automatically upon a change in control. The time-frame in which termination or resignation must occur following a change in control in order for the amounts to become payable pursuant to the double-trigger arrangements are (i) with respect to Mr. Weishar, 24 months for equity and 12 months otherwise, (ii) with respect to Mr. McKay, anytime during the term of his employment, and (iii) with respect to the other executive officers, 12 months.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act, Omnicare is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) relating to its proposed acquisition of PharMerica. Omnicare notified PharMerica that Omnicare intended to file this Notification and Report Form on September 7, 2011. PharMerica has submitted a responsive Notification and Report Form with the Antitrust Division and the FTC on or about September 19, 2011.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of PharMerica voting securities pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Omnicare of its Notification and Report Form with respect to the Offer, unless Omnicare receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 10 days after the date Omnicare certifies substantial compliance with the request.

At any time before or after Omnicare’s acquisition of PharMerica voting securities pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of PharMerica voting securities pursuant to the Offer or seeking the divestiture of PharMerica voting securities acquired by Omnicare or the divestiture of substantial assets of PharMerica or its subsidiaries or Omnicare or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, as to the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the Antitrust Division, the FTC, a state attorney general, or a private party obtains an order enjoining the purchase of PharMerica voting securities, then Omnicare will not be obligated to proceed with the Offer or the purchase of any PharMerica voting securities not previously purchased pursuant to the Offer. Additionally, Omnicare may terminate the Offer if any action, proceeding, injunction, order, or decree becomes applicable to Omnicare that seeks to restrain or prohibit the exercise by Omnicare of its full rights of ownership or operation of all or a portion of Omnicare’s business or assets or those of PharMerica. Please see Annex A for more information regarding conditions to the Offer.

Delaware Business Combinations Statute

PharMerica is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving PharMerica. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as PharMerica from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is typically not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither PharMerica’s Certificate of Incorporation nor Bylaws exclude PharMerica from the coverage of Section 203 of the DGCL. Unless Omnicare’s acquisition of 15 percent or more of the Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the Proposed Merger (or any other business combination with Omnicare) for a period of three years following consummation of the Offer unless each such business combination (including the Proposed Merger) is approved by the PharMerica Board and holders of 66 2/3 percent of the Shares, excluding Omnicare, or unless Omnicare acquires at least 85 percent of the Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the PharMerica Board approves the Offer.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, PharMerica has taken measures to protect its value for its stockholders, including adoption of the Rights Agreement, which is similar to rights agreements adopted by many other public companies. The purpose of the Rights Agreement is to prevent third parties from opportunistically acquiring PharMerica in a transaction that the PharMerica Board believes is not in the best interests of PharMerica’s stockholders. The Rights Agreement essentially requires any party seeking to acquire 15 percent or more of the outstanding Shares to obtain the approval of the PharMerica Board or else the Rights held by PharMerica stockholders other than the acquiror become exercisable for Shares or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. The PharMerica Board believes the Rights Agreement has helped PharMerica’s stockholders at this time by effectively preventing Omnicare from opportunistically acquiring PharMerica at a price that the PharMerica Board believes is inadequate for the reasons discussed above.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of Shares in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the market value of the Shares. The value so determined could be more or less than, or the same as, the price per share to be paid in the Proposed Merger.

Delaware Law

The Proposed Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Omnicare would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their shares are purchased by Omnicare pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Cautionary Statement on Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements which reflect PharMerica’s current estimates, expectations and projections about PharMerica’s future results, performance, prospects and opportunities. Forward looking statements include, among other things, the information concerning PharMerica’s beliefs regarding its strategic plan, possible future results of operations, business and growth strategies, financing plans, PharMerica’s competitive position and the effects of competition, the projected growth of the industries in which PharMerica operates, PharMerica’s ability to consummate strategic acquisitions and other transactions, and uncertainties and risks of the Offer. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “plan”, “may”, “should”, “will”, “would”, “project” and similar expressions. These forward-looking statements are based upon information currently available to PharMerica and are subject to a number of risks, uncertainties and other factors that could cause PharMerica’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause PharMerica’s actual results to differ materially from the results referred to in the forward-looking statements PharMerica makes in this Schedule 14D-9 include:

•	the outcome of, or developments concerning, the Offer;

•	other potential commercial or business combination proposals that have or may be received in the future;

•	current macro-economic and financial market conditions;

•	the outcome of any litigation related to the Offer or any other offer or proposal and the Board’s recommendation to the stockholders concerning the Offer or any other offer or proposal;

•	PharMerica’s access to capital, credit ratings, indebtedness, and ability to raise additional financings and operate under the terms of PharMerica’s debt obligations;

•	provisions of the DGCL, PharMerica’s Certificate of Incorporation and its By-Laws could delay or deter a change in control;

•	certain restrictions resulting from continuing relationships with PharMerica’s former parent company;

•	the effects of adverse economic trends or intense competition in the markets in which PharMerica operates;

•	the demand for PharMerica’s products and services;

•	the effects of retaining existing customers and service contracts and PharMerica’s ability to attract new customers for growth of PharMerica’s business;

•

the effects of renegotiating contract pricing relating to significant customers and suppliers, including the hospital pharmacy segment which is substantially dependent on service provided to one customer;

•	the effects of an increase in credit risk, loss or bankruptcy of or default by any significant customer, supplier, or other entity relevant to PharMerica’s operations;

•

PharMerica’s ability to successfully pursue PharMerica’s development and acquisition activities and successfully integrate new operations and systems, including the realization of anticipated revenues, economies of scale, cost savings, and productivity gains associated with such operations;

•	PharMerica’s ability to control costs, particularly labor and employee benefit costs, rising pharmaceutical costs, and regulatory compliance costs;

•

the effects of healthcare reform and government regulations, including, interpretation of regulations and changes in the nature and enforcement of regulations governing the healthcare and institutional pharmacy services industries;

•	changes in the reimbursement rates or methods of payment from Medicare and Medicaid and other third party payers to both PharMerica and its customers;

•	the potential impact of state government budget shortfalls and their ability to pay PharMerica and its customers for services provided;

•	PharMerica’s ability, and the ability of PharMerica’s customers, to comply with Medicare or Medicaid reimbursement regulations or other applicable laws;

•

the effects of changes in the interest rate on PharMerica’s outstanding floating rate debt instrument and the increases in interest expense, including increases in interest rate terms on any new debt financing;

•	PharMerica’s ability to implement the short cycle dispensing requirements of the 2010 Health Care Legislation without incurring significant additional operating costs;

•	further consolidation of managed care organizations and other third party payers;

•	political and economic conditions nationally, regionally, and in the markets in which PharMerica operates;

•	natural disasters, war, civil unrest, terrorism, fire, floods, tornadoes, earthquakes, hurricanes, epidemic, pandemic, catastrophic event or other matters beyond PharMerica’s control;

•	increases in energy costs, including state and federal taxes, and the impact on the costs of delivery expenses and utility expenses;

•	elimination of, changes in, or PharMerica’s failure to satisfy pharmaceutical manufacturers’ rebate programs;

•	PharMerica’s ability to attract and retain key executives, pharmacists, and other healthcare personnel;

•	PharMerica’s risk of loss not covered by insurance;

•	the outcome of litigation to which PharMerica is a party from time to time, including adverse results in material litigation or governmental inquiries;

•	changes in accounting rules and standards, audits, compliance with the Sarbanes-Oxley Act, and regulatory investigations;

•	changes in market conditions that would result in the impairment of goodwill or other assets of PharMerica;

•	changes in market conditions in which PharMerica operates that would influence the value of PharMerica’s stock;

•	changes in volatility of PharMerica’s stock price and the risk of litigation following a decline in the price of PharMerica’s stock price;

•	PharMerica’s ability to anticipate a shift in demand for generic drug equivalents and the impact on the financial results including the negative impact on brand drug rebates;

•

prescription volumes may decline, and PharMerica’s net revenues and profitability may be negatively impacted, if the safety risk profiles of drugs increase or if drugs are withdrawn from the market, including as a result of manufacturing issues, or if prescription drugs transition to over-the-counter products;

•	the effects on PharMerica’s results of operations related to interpretations of accounting principles by the SEC staff that may differ from those of management;

•	changes in tax laws and regulations;

•	the effects of changes to critical accounting estimates; and

•

other factors, risks and uncertainties referenced in PharMerica’s filings with the SEC, including the “Risk Factors” set forth in PharMerica’s Annual Report on Form 10-K for the year ended December 31, 2010.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS, ALL OF WHICH SPEAK ONLY AS OF THE DATE OF THIS SCHEDULE 14D-9. EXCEPT AS REQUIRED BY LAW, PHARMERICA UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT ANY EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS SCHEDULE 14D-9 OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO PHARMERICA OR ANY PERSON ACTING ON PHARMERICA’S BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED OR REFERRED TO IN THIS SECTION AND IN PHARMERICA’S RISK FACTORS SET FORTH IN PART I, ITEM 1A OF PHARMERICA’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010 AND IN OTHER REPORTS FILED WITH THE SEC BY PHARMERICA.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)	Press Release issued by the Company on August 23, 2011 (filed with the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 23, 2011, and incorporated herein by reference).

(a)(2)	Form of Letter, dated August 24, 2011, from the Board of Directors to the Company’s customers (filed with the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2011, and incorporated herein by reference).

(a)(3)	Form of Letter, dated August 24, 2011, from the Board of Directors to the Company’s employees (filed with the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2011, and incorporated herein by reference).

(a)(4)	Press Release issued by the Company on August 24, 2011 (filed with the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 25, 2011, and incorporated herein by reference).

(a)(5)	Press Release issued by the Company on August 25, 2011 (filed with the Company’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 25, 2011, and incorporated herein by reference).

(a)(6)	Press Release issued by the Company on September 20, 2011.

(a)(7)	Letter, dated September 20, 2011, from the Board of Directors of the Company to the Company’s stockholders.

(a)(8)	Letter, dated September 21, 2011, from the Company to the Company’s employees.

(a)(9)	Form of Letter, dated September 20, 2011, from the Company to the Company’s customers.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed April 29, 2011.

(e)(2)	Employment Agreement dated July 11, 2007 between Michael Culotta and the Company (filed with Amendment No. 3 to the Company’s Registration Statement on Form S-4/S-1 (Reg. No. 333-142940) filed with the Securities and Exchange Commission on July 13, 2007, and incorporated herein by reference).

(e)(3)	Employment Agreement dated July 11, 2007 between Anthony Hernandez and the Company (filed with Amendment No. 3 to the Company’s Registration Statement on Form S-4/S-1 (Reg. No. 333-142940) filed with the Securities and Exchange Commission on July 13, 2007, and incorporated herein by reference).

(e)(4)	Employment Agreement dated July 31, 2007 between Robert McKay and the Company (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(5)	Employment Agreement dated August 7, 2007 between Thomas Caneris and the Company (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(6)	Employment Agreement dated March 22, 2011 between Suresh Vishnubhatla and the Company.

(e)(7)	Employment Agreement dated April 20, 2009 between William Monast and the Company (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2009, and incorporated herein by reference).

(e)(8)	Amended and Restated PharMerica Corporation 2007 Omnibus Incentive Plan adopted May 26, 2010 (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2010, and incorporated herein by reference).

(e)(9)	New Employment Agreement dated September 30, 2010 between Gregory S. Weishar and the Company (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010, and incorporated herein by reference).

(e)(10)	Rights Agreement, dated as of August 25, 2011, between the Company and Mellon Investor Services LLC as Rights Agent, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock of the Company as Exhibit C (filed with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2011, and incorporated herein by reference).

(e)(11)	Form CEO Restricted Share Award Agreement (filed with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference).

(e)(12)	Form CEO Stock Option Award Agreement (filed with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference).

(e)(13)	Form Non-Qualified Stock Option Award Agreement (filed with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007, and incorporated herein by reference).

(e)(14)	Form Performance Share Award Agreement (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(15)	Form Director Restricted Share Award Agreement (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(16)	Form Director Non-Qualified Stock Option Award Agreement (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2009, and incorporated herein by reference).

(e)(17)	Form of Substitution NQSO Agreement for AmerisourceBergen 2001 Grants (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(18)	Form of Substitution NQSO Agreement for AmerisourceBergen 2002 Grants (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(19)	Form of Substitution NQSO Agreement for Kindred Grants (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(20)	Form of Substitution ISO Agreement for Kindred Grants (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 31, 2007, and incorporated herein by reference).

(e)(21)	Form of Non-Qualified Stock Option Award Agreement (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008, and incorporated herein by reference).

(e)(22)	Form of Performance Share Award Agreement (adjusted EBITDA and adjusted ROIC) (filed with the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2009, and incorporated herein by reference).

(e)(23)	Form of Restricted Stock Unit Award Agreement (filed with the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 4, 2010, and incorporated herein by reference).

(e)(24)	Form of Director Restricted Stock Unit Award Agreement (filed with the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2010, and incorporated herein by reference.).

(e)(25)	Form of Indemnification Agreement with the Company’s executive officers and directors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ Gregory S. Weishar
Name:	Gregory S. Weishar
Title:	Chief Executive Officer

Dated: September 20, 2011

ANNEX A

Conditions to the Offer

The Schedule TO provides that Omnicare is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Omnicare Sub’s obligation to pay for or return tendered PharMerica shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered PharMerica shares, and may terminate the Offer, if, before the Offer expires, the following conditions have not been satisfied:

•

The “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with the shares then owned by Omnicare and its subsidiaries (including Omnicare Sub), represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

•

The “Rights Condition” — the PharMerica Board redeeming the Rights or Omnicare being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Omnicare Sub);

•

The “Section 203 Condition” — the PharMerica Board having approved the Offer and the Proposed Merger under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) or Omnicare Sub being satisfied, in its sole discretion, that Section 203 is inapplicable to the Offer and the Proposed Merger, or any other business combination entered into by Omnicare or any of its subsidiaries (including, without limitation, Omnicare Sub);

•

The “Impairment Condition” — PharMerica not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare’s or Omnicare Sub’s ability to acquire PharMerica or otherwise diminishing the expected value to Omnicare of the acquisition of PharMerica;

•	The “HSR Condition” — the expiration or termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the regulations; and

In addition, the Schedule TO provides that Omnicare is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Omnicare Sub’s obligation to pay for or return tendered PharMerica shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered PharMerica shares, and may terminate the Offer, if, at any time on or after September 7, 2011 and before the time of payment for any such shares (whether or not any shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or conditions shall exist:

(a) there shall be threatened or instituted or pending, any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Omnicare Sub, Omnicare or any other affiliate of Omnicare or the consummation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of the Proposed Merger or any other business combination with PharMerica, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of all or any portion of the business or assets of PharMerica and its subsidiaries or of Omnicare or its affiliates, or to compel Omnicare Sub, Omnicare or any other affiliate of Omnicare to dispose of or hold separate all or any portion of the business or assets of Omnicare or its affiliates or PharMerica or any of its subsidiaries or seeking to impose any limitation on the ability of Omnicare Sub, Omnicare or any other affiliate of Omnicare to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Omnicare Sub, Omnicare or any other affiliate of Omnicare effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to PharMerica stockholders, (4) seeking to require divestiture by Omnicare Sub, Omnicare or any other affiliate of Omnicare of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Omnicare Sub, Omnicare or any other affiliate of Omnicare as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with PharMerica, (6) adversely affecting the ability to use funds for the Offer, the Proposed Merger or any other business combination with PharMerica, (7) which otherwise, in the reasonable judgment of Omnicare Sub, might materially adversely affect Omnicare Sub, Omnicare or any other affiliate of Omnicare or the value of the Shares or (8) in the reasonable judgment of Omnicare Sub, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries;

(b) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (1) to Omnicare Sub, Omnicare or any other affiliate of Omnicare or (2) to the Offer or the Proposed Merger or other business combination by Omnicare Sub, Omnicare or any other affiliate of Omnicare with PharMerica, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the reasonable judgment of Omnicare Sub, might directly or indirectly result in any of the consequences referred to in clauses (1) through (8) of paragraph (a) above;

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries which, in the reasonable judgment of Omnicare Sub, is or may be materially adverse, or Omnicare Sub shall have become aware of any change of this type or other fact, regardless of the date of occurrence, which, in the reasonable judgment of Omnicare Sub, has or may have material adverse significance, with respect to either the value of PharMerica or any of its subsidiaries or the value of the Shares to Omnicare Sub, Omnicare or any other affiliate of Omnicare;

(d) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Omnicare Sub, might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which PharMerica or its subsidiaries do business that could, in the reasonable judgment of Omnicare Sub, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of PharMerica or any of its subsidiaries or the trading in, or value of, the Shares, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on September 6, 2011 or any material adverse change in the market price in the Shares or (8) in the case of any of the foregoing existing on September 6, 2011, a material acceleration or worsening thereof;

(e) Omnicare Sub shall become aware (1) that any material contractual right of PharMerica or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of PharMerica or any of its subsidiaries (other than any indebtedness incurred pursuant to the Credit Agreement, dated July 31, 2007, between PharMerica, the Lenders named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent, as publicly disclosed to be in effect prior to September 7, 2011) has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Omnicare Sub, Omnicare or any other affiliate of Omnicare of a merger or other similar business combination involving PharMerica or (2) of any covenant, term or condition in any instrument or agreement of PharMerica or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of PharMerica or any of its subsidiaries or affiliates or the value of the Shares to Omnicare Sub, Omnicare or any other affiliate of Omnicare (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Omnicare or Omnicare Sub or Omnicare’s or Omnicare Sub’s consummation of a merger or other similar business combination involving PharMerica);

(f) PharMerica or any of its subsidiaries shall have (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on September 6, 2011) of director or employee stock options outstanding on the date of this Offer to Purchase, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (4) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of PharMerica (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to September 7, 2011), (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license or otherwise materially amended any of the foregoing (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), (6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Omnicare Sub, burdensome covenants or security provisions, (7) authorized, recommended, proposed or entered into an agreement, agreement in principle, arrangement or understanding with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of PharMerica or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, agreement in principle, arrangement or understanding with any person or group that, in Omnicare Sub’s reasonable judgment, could adversely affect either the value of PharMerica or any of its subsidiaries or the value of the Shares to Omnicare Sub, Omnicare or any other affiliates of Omnicare, (9) acquired, or authorized, recommended or proposed to acquire, any business or assets material to PharMerica or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (10) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger, or Omnicare Sub shall have become aware of any such action which was not previously disclosed in publicly available filings on file with the SEC, (11) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of PharMerica or any of its subsidiaries, or Omnicare Sub shall have become aware of any such action which was not previously disclosed in publicly available filings, (12) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business consistent with past practice or (13) amended or authorized or proposed any amendment to their respective certificates of incorporation or by-laws or similar organizational documents, or Omnicare Sub shall become aware that PharMerica or any of its subsidiaries shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger);

(g) a tender or exchange offer for any Shares shall be made or publicly proposed to be made by any other person (including, without limitation, PharMerica or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Omnicare Sub shall otherwise learn that (1) any person, entity (including, without limitation, PharMerica or any of its subsidiaries or affiliates) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of PharMerica (including, without limitation, the Shares) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of PharMerica (including, without limitation, the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or Schedule 13G on file with the SEC on September 6, 2011, (2) any such person, entity or group, which before had filed such a Schedule with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of PharMerica (including, without limitation, the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of PharMerica (including, without limitation, the Shares), (3) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving PharMerica or any of its subsidiaries, or (4) any person shall file a Notification and Report Form under the HSR Act, or make a public announcement reflecting an intent to acquire PharMerica or any assets or securities of PharMerica or any of its subsidiaries (other than purchases by customers of inventory in the ordinary course of business);

(h) Omnicare, Omnicare Sub or any other affiliate of Omnicare shall have reached an agreement or understanding with PharMerica providing for termination of the Offer, or Omnicare, Omnicare Sub or any other affiliate of Omnicare shall have entered into a definitive agreement or announced an agreement in principle with PharMerica providing for a merger or other business combination with PharMerica or any of its subsidiaries or the purchase of stock or assets of PharMerica or any of its subsidiaries which does not contemplate the Offer;

(i) any waiting periods under the HSR Act applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or any approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer and the Proposed Merger shall not have been obtained on terms satisfactory to Omnicare Sub; or

(j) PharMerica or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving PharMerica or any of its subsidiaries or the purchase of securities or assets of PharMerica or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of PharMerica or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in the reasonable judgment of Omnicare or Omnicare Sub, regardless of the circumstances (including, without limitation, any action or inaction by Omnicare Sub or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The Schedule TO states that the foregoing conditions are for the sole benefit of Omnicare Sub or Omnicare and may be asserted by Omnicare Sub and Omnicare, in their sole discretion, regardless of the circumstances (including, without limitation, any action or omission by PharMerica, Omnicare or Omnicare Sub) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following the waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Omnicare Sub or Omnicare, in their sole discretion, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to expiration of the Offer, the failure by Omnicare Sub or Omnicare at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Omnicare Sub or Omnicare concerning any condition or event described in this Section 14 shall be final and binding upon all parties to the fullest extent permitted by law.

EXHIBIT INDEX

Exhibit No.	Description

(a)(6)	Press Release issued by the Company on September 20, 2011.

(a)(7)	Letter, dated September 20, 2011, from the Board of Directors of the Company to the Company’s stockholders.

(a)(8)	Letter, dated September 20, 2011, from the Company to the Company’s employees.

(a)(9)	Form of Letter, dated September 21, 2011, from the Company to the Company’s customers.

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed April 29, 2011.

(e)(6)	Employment Agreement dated March 22, 2011 between Suresh Vishnubhatla and the Company.

(e)(25)	Form of Indemnification Agreement with the Company’s executive officers and directors.